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08028323

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2008
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 Oser Avenue
(No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony P. Simone — 631-851-0918
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
FEB 28 2008
508

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- ☐ Public Accountant
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PROCESSED
MAR 11 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Anthony P. Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Capital Partners, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Martina Gaughan
Notary Public - New York
Suffolk County
My Comm. Expires 8/1/2009
#01GA6131241

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN CAPITAL PARTNERS, LLC
205 OSER AVENUE
HAUPPAUGE, NY 11788

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

****

American Capital Partners, LLC
Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	1,557,126
Receivable from broker-dealer and clearing organization		1,430,442
Deposit with clearing organization		100,000
Securities owned marketable, at market value		100,888
Securities owned not readily marketable, at estimated fair value		84,497
Other assets		890,690
Total assets	**$**	**4,163,643**
Liabilities and Member's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	1,905,401
Deferred income		357,246
		2,262,647
Member's equity		1,900,996
Total liabilities and member's equity	**$**	**4,163,643**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

American Capital Partners, LLC (the "Company") was organized in New York on December 21, 2001 as a limited liability company under Section 203 of the Limited Liability Company law. The Company is wholly owned by Century Management LLC ("Parent"), which is wholly owned by ACP Capital Holdings Corp. Effective July 5, 2002, the Company commenced operations as a broker-dealer and registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. ("NASD").

The Company was formed to engage in broker-dealer activities involving a general securities business on an agency and riskless principal basis throughout the United States of America and Puerto Rico. The Company receives commissions for the purchase and sales of securities from its clearing broker. The Company also conducts proprietary trading activities for its own account through the clearing broker.

In August 2006, the Company received approval from FINRA to add market-making activities as a business line. The Company is authorized to make markets in one hundred fifty securities.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes
No provision is required for federal and state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations, the Company is treated as a disregarded entity for tax purposes; accordingly, taxes are paid on the income of the Company by the member.

Securities Transactions
Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

3. Securities Owned Not Readily Marketable

Securities not readily marketable include investment securities that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2007, these securities carried at estimated fair values consist of equity securities.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2007, the Company had net capital, as defined of $898,655, which exceeded the required minimum net capital of $150,843 by $747,812. Aggregate indebtedness at December 31, 2007 totaled $2,262,647. The ratio of aggregate indebtedness to net capital was 2.52 to 1.

5. Related Party Transactions

The Company has entered into a management and expense sharing agreement with the Parent. For the year ended December 31, 2007, the Parent charged the Company management fees amounting to $2,700,000.

The Company is responsible for payment of commissions, clearing charges and regulatory fees. The Parent is responsible for salaries, rent and operating expenses.

6. Deferred Income

The Company entered into an exclusive clearing contract at August 17, 2004 with RBC Dain Rauscher, Inc. through June 2010, for which it was paid $850,000. The deferred income represents the unearned portion of the $850,000, which is being amortized monthly on a straight line basis.

7. Commitments and Contingencies

The Company is subject to claims which arise in the ordinary course of business. Counsel believes the Company has meritorious defenses to such claims. The Company has recorded a reserve of $344,000 inclusive of costs, for these claims. The ultimate outcome of the foregoing lawsuits, arbitrations, and regulatory inquiries cannot be predicted with certainty, in the opinion of management, based on information provided by both in-house and outside legal counsel.

As of February 2008, the Company settled certain claims approximating $137,000, inclusive of costs, which were included in the reserve recorded as of December 31, 2007.

8. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities.

The Company transacts its business with customers located throughout the United States of America and Puerto Rico.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and securities on deposit at its bank and clearing broker. The accounts at its bank and clearing broker contain cash (bank) and cash and securities (clearing broker). Balances at its bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Balances at its clearing broker are insured up to $500,000, with a limit of $100,000 for cash, by the Securities Investor Protection Corporation (SIPC). Net equity positions at the clearing broker in excess of SIPC limits are protected by additional coverage maintained by the clearing broker.

* *

The Company's Statement of Financial Condition as of December 31, 2007 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Board of Directors
American Capital Partners, LLC

We have audited the accompanying statement of financial condition of American Capital Partners, LLC (the "Company"), as of December 31, 2007, that you are filing pursant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of American Capital Partners, LLC, as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, NY
February 22, 2008

END